United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXTRATO DA ATA DA REUNIÃO ORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO O Conselho de Administração (“CA”) se reuniu no dia 30 de julho de 2026, no escritório da Vale S.A. (“Vale” ou “Companhia”), na Avenida Brigadeiro Faria Lima nº 3729, 2º andar, Itaim Bibi, na cidade de São Paulo, SP, e por videoconferência, estando presentes os membros do CA: Srs. Manuel Lino Silva de Sousa Oliveira (“OO”) – Presidente (“PCA”), Marcelo Gasparino da Silva – Vice-Presidente (“MG”), André Viana Madeira (“AM”), Anelise Quintão Lara (“AL”), Fernando Jorge Buso Gomes (“FB”), Franklin Lee Feder (“FF”), Heloísa Belotti Bedicks (“HB”), Ieda Gomes Yell (“IY”), Márcio Antônio Chiumento (“MC”), Rachel de Oliveira Maia (“RM”), Reinaldo Duarte Castanheira Filho (“RC”), Shunji Komai (“SK”) e Wilfred Theodoor Bruijn (“WB”), representando a totalidade dos membros do CA. Os trabalhos foram secretariados por Luiz Gustavo Gouvêa, Diretor de Governança Corporativa da Vale. Assim sendo, o CA deliberou sobre os seguintes assuntos: “REVISÃO DO REGIMENTO INTERNO DO CIG – O Conselho de Administração aprovou, por unanimidade, registrada a abstenção do Conselheiro MG, com parecer favorável do Comitê de Indicação e Governança (“CIG”), a alteração do item 2.1.(ii) do Regimento Interno do CIG, que passa a vigorar nos termos do anexo à presente ata”; “INDICAÇÃO DO LEAD INDEPENDENT DIRECTOR (LID) – O Conselho de Administração, por unanimidade, registrada a abstenção do Conselheiro MG, ratificou a indicação do Conselheiro Wilfred Theodoor Bruijn como Lead Independent Director, a partir de 01 de agosto de 2026 até o término do mandato em curso, conforme processo de votação em separado realizado pelos Conselheiros Independentes, nos termos art. 11, §6º do Estatuto Social e do Capítulo VII do Regimento Interno do Conselho de EXTRACT FROM THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A. The Board of Directors ("BoD") met on July 30, 2026, at the office of Vale S.A. ("Vale" or "Company"), at Avenida Brigadeiro Faria Lima nº 3729, 2nd floor, Itaim Bibi, in city of São Paulo, SP and by videoconference, with the presence of the members of the Board of Directors: Messrs. Manuel Lino Silva de Sousa Oliveira (“OO”) – Chairman (“PCA”), Marcelo Gasparino da Silva – Vice-Chairman (“MG”), André Viana Madeira (“AM”), Anelise Quintão Lara (“AL”), Fernando Jorge Buso Gomes (“FB”), Franklin Lee Feder (“FF”), Heloísa Belotti Bedicks (“HB”), Ieda Gomes Yell (“IY”), Márcio Antônio Chiumento (“MC”), Rachel de Oliveira Maia (“RM”), Reinaldo Duarte Castanheira Filho (“RC”), Shunji Komai (“SK”) and Wilfred Theodoor Bruijn (“WB”), representing all of the members of the Board of Directors. Mr. Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale, acted as secretary to the meeting. Therefore, the BoD deliberated on the following topics: "REVISION OF THE CIG'S INTERNAL REGULATIONS – The Board of Directors unanimously approved, with the abstention of Director MG, with the favorable opinion of the Nomination and Governance Committee ("CIG"), the amendment of item 2.1.(ii) of the Internal Regulations of the CIG, which shall come into force under the terms of the annex to these minutes"; “NOMINATION OF THE LEAD INDEPENDENT DIRECTOR (LID) – The Board of Directors, unanimously, with the abstention of Director MG, ratified the nomination of the Director Wilfred Theodoor Bruijn as Lead Independent Director, as of August 1st, 2026 until the end of the current term of office, according to the separate voting process carried out by the Independent Directors, pursuant to article 11, paragraph 6 of the Bylaws and Chapter VII of the Internal Regulations of the Board of Directors”; and “ELECTION OF THE VICE-CHAIRMAN OF THE CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 Administração”; e “ELEIÇÃO DE VICEPRESIDENTE DO CA – Com parecer favorável do CIG e nos termos do art. 11, §8º do Estatuto Social da Companhia, o Conselho de Administração aprovou, por unanimidade, registrada a abstenção do Conselheiro MG, a eleição do Conselheiro independente, Sr. Reinaldo Duarte Castanheira Filho, para o cargo de Vice-Presidente do Conselho de Administração, a partir de 01 de agosto de 2026 até o término do mandato em curso. Fica consignado que o Conselheiro MG registrou “ABSTENÇÃO FUNDAMENTADA, por SUSPEIÇÃO, em face de Denúncia apresentada em 15/07/26 pela realização de viagem com caráter negocial em 29/04/26, em formato secreto, onde todo o CA tomou conhecimento apenas em 24/06/26, mas somente na RCA de 14/07/26 é que todos os demais participantes da referida viagem se manifestaram, informando sua presença na missão.”.” Atesto que as deliberações acima refletem as decisões tomadas pelo CA. São Paulo, 30 de julho de 2026. BOARD OF DIRECTORS – With a favorable opinion from CIG and pursuant to article 11, paragraph 8 of the Company's Bylaws, the Board of Directors unanimously approved, with the abstention of Director MG, the election of the independent Director, Mr. Reinaldo Duarte Castanheira Filho, to the position of Vice- Chairman of the Board of Directors, from August 1st, 2026 until the end of the current term of office. It is recorded that the Director MG registered " ABSTENTION GROUNDED, by SUSPICION, in view of the Complaint filed on 07/15/26 for the realization of a trip with a business nature on 04/29/26, in secret format, where the entire CA became aware only on 06/24/26, but only in the RCA of 07/14/26 did all the other participants of said trip manifest themselves, informing his presence in the mission.”. I hereby attest that the above deliberations reflect the decisions made by the Board of Directors. São Paulo, July 30, 2026. Luiz Gustavo Gouvêa Secretário da Reunião

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 5, 2026		Director of Investor Relations